United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED STR 2, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. As of June 30, 2025, our company has acquired 9 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Th ese risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impacts the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2025 and 2024 are listed in the table below:

REVENUE

Series	June 30, 2025	June 30, 2024
Alta	$33,610	$4,749
Beatbox	54,284	47,700
Byers	47,407	-
Coquina	37,283	43,691
Knoll	46,941	34,490
Pinkshell	43,911	52,948
Preciosa	52,540	41,107
Sandbar	42,385	46,498
Seafoam	37,979	43,556
Solano	39,766	-
Tiara	54,067	48,819
Vita	-	-
	$490,172	$363,557

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2025 and 2024. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series as of June 30, 2025 and 2024:

OPERATIONAL EXPENSES

	June 30, 2025			June 30, 2024
Series	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Alta	$30,383	$31,601	$61,984	$30,382	$24,700	$55,082
Beatbox	33,149	22,134	55,283	39,173	8,488	47,661
Byers	26,269	44,137	70,406	-	-	-
Coquina	37,748	18,862	56,610	42,909	10,222	53,131
Knoll	37,455	30,097	67,552	74,023	30,097	104,119
Pinkshell	40,726	14,349	55,075	52,982	13,509	66,490
Preciosa	25,061	25,114	50,175	29,146	25,114	54,260
Sandbar	36,210	21,300	57,511	55,337	20,460	75,797
Seafoam	35,938	21,768	57,706	51,485	22,200	73,684
Solano	47,369	21,379	68,747	41,389	-	41,389
Tiara	46,486	18,943	65,429	44,726	18,218	62,944
Vita	24,684	6,845	31,529	14,931	6,845	21,776
	$421,479	$276,527	$698,006	$476,483	$179,851	$656,334

Other Expenses

Other expenses for the six months ended June 30, 2025 and 2024 are listed in the table below:

OTHER EXPENSES

Series Name	June 30, 2025	June 30, 2024
Alta	$3,068	$-
Beatbox	191	27,176
Byers	-	-
Coquina	-	-
Knoll	255	-
Pinkshell	698	-
Preciosa	-	-
Sandbar	240	-
Seafoam	653	-
Solano	-	9,581
Tiara	-	-
Vita	31,837	-
	$36,941	$36,758

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and /or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2025 and 2024:

CASH & CASH EQUIVALENTS

Series Name	June 30, 2025	June 30, 2024
Alta	$168	$2,457
Beatbox	7,706	15,793
Byers	130,705	-
Coquina	10,437	49,862
Knoll	4,877	27,096
Pinkshell	6,155	21,114
Preciosa	34,761	39,742
Sandbar	6,539	30,011
Seafoam	3,365	13,855
Solano	106,589	-
Tiara	5,106	37,475
Vita	-	114,543
	$316,407	$351,949

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell
ASSETS
Current assets
Cash	$168	$7,706	$130,705	$10,437	$4,877	$6,155
Prepaid expenses	1,842	-	821	-	530	-
Due from related parties, property manager	-	2,309	2,234	-	-	-
Due from (to) third party property managers	4,439	-	-	8,283	-	-
Total current assets	6,449	10,014	133,761	18,720	5,407	6,155
Property and equipment, net	907,455	797,663	711,490	762,016	1,068,800	803,171
Total assets	$913,905	$807,677	$845,250	$780,736	$1,074,207	$809,325

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$4,833	$3,897	$3,197	$9,096	$7,654	$17,746
Due to related parties, property manager	-	-	-	-	16,079	15,373
Due from (to) third party property managers	-	-	-	-	3,762	-
Due to (from) related parties	8,035	6,018	3,974	9,020	9,422	10,920
Total current liabilities	12,868	9,914	7,171	18,116	36,916	44,040
Operational notes, related party	81,800	7,000	-	-	8,000	18,600
Bridge financing, related party	-	-	-	-	-	-
Total liabilities	94,668	16,914	7,171	18,116	44,916	62,640
Members’ equity (deficit)
Members’ capital	967,578	955,013	918,749	870,990	1,227,920	934,804
Accumulated deficit	(148,342)	(164,250)	(80,670)	(108,370)	(198,630)	(188,119)
Total members’ equity (deficit)	819,237	790,763	838,079	762,620	1,029,290	746,685
Total liabilities and members’ equity (deficit)	$913,905	$807,677	$845,250	$780,736	$1,074,207	$809,325

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2025

	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets
Cash	$34,761	$6,539	$3,365	$106,589	$5,106	$-	$316,407
Prepaid expenses	-	1,744	1,731	-	278	-	6,946
Due from related parties, property manager	-	55	-	-	6,082	-	10,680
Due from (to) third party property managers	4,673	-	-	-	-	-	17,396
Total current assets	39,434	8,338	5,096	106,589	11,466	-	351,428
Property and equipment, net	907,093	856,409	842,987	1,063,676	744,194	653,184	10,118,138
Total assets	$946,527	$864,747	$848,083	$1,170,265	$755,660	$653,184	$10,469,566

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$3,549	$13,244	$14,472	$3,233	$8,424	$35,102	$124,448
Due to related parties, property manager	-	-	17,002	1,320	-	8,445	58,220
Due from (to) third party property managers	-	-	-	-	-	-	3,762
Due to (from) related parties	9,778	9,688	8,520	4,833	11,149	35,548	126,903
Total current liabilities	13,327	22,932	39,995	9,387	19,573	79,095	313,333
Operational notes, related party	-	6,400	17,400	-	-	-	139,200
Bridge financing, related party	-	-	-	-	-	775,730	775,730
Total liabilities	13,327	29,332	57,395	9,387	19,573	854,825	1,228,263
Members’ equity (deficit)
Members’ capital	1,003,882	970,646	956,376	1,309,429	867,788	125,370	11,108,544
Accumulated deficit	(70,682)	(135,231)	(165,687)	(148,551)	(131,701)	(327,011)	(1,867,242)
Total members’ equity (deficit)	933,200	835,416	790,688	1,160,878	736,087	(201,641)	9,241,302
Total liabilities and members’ equity (deficit)	$946,527	$864,747	$848,083	$1,170,265	$755,660	$653,184	$10,469,566

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets
Cash	$2,772	$28,561	$43,050	$20,638	$3,858	$4,704	$27,332
Other receivables	-	-	37,527	-	-	-	-
Prepaid expenses	1,056	875	1,398	4,055	1,543	4,081	969
Due from (to) third party property managers	6,987	-	-	-	-	-	5,157
Total current assets	10,814	29,436	81,975	24,693	5,401	8,785	33,458
Property and equipment, net	939,056	819,797	750,729	780,879	1,098,896	817,520	932,207
Total assets	$949,870	$849,233	$832,704	$805,572	$1,104,298	$826,305	$965,665

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	6,372	7,558	9,691	5,074	5,690	13,255	7,918
Due to third party property managers	-	-	-	4,007	3,762	-	-
Due to (from) related parties	5,523	31,652	(105,849)	4,930	37,584	30,443	4,739
Total current liabilities	11,895	39,210	(96,158)	14,011	47,035	43,698	12,657
Bridge financing, related party	-	-	-	-	-	-	-
Operational notes, related party	81,800	-	-	-	-	18,600	-
Total liabilities	93,695	39,210	(96,158)	14,011	47,035	62,298	12,657
Members’ equity
Members’ capital	973,075	973,082	986,532	880,603	1,235,026	940,264	1,026,056
Accumulated deficit	(116,900)	(163,059)	(57,671)	(89,042)	(177,763)	(176,257)	(73,048)
Total members’ equity	856,175	810,022	928,862	791,561	1,057,262	764,007	953,008
Total liabilities and members’ equity	$949,870	$849,233	$832,704	$805,572	$1,104,298	$826,305	$965,665

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets
Cash	$1,037	$1,290	$141,104	$7,058	$34,858	$316,263
Other receivables	-	-	-	-	-	37,527
Prepaid expenses	6,115	6,053	944	2,944	704	30,737
Due from (to) third party property managers	-	-	-	-	-	12,143
Total current assets	7,152	7,343	142,049	10,002	35,563	396,671
Property and equipment, net	877,709	864,755	1,085,054	763,137	604,942	10,334,681
Total assets	$884,861	$872,098	$1,227,103	$773,139	$640,504	$10,731,352

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	9,216	10,616	8,669	15,508	3,050	102,618
Due to third party property managers	-	-	-	0	-	7,769
Due to (from) related parties	11,740	27,516	1,674	5,150	-	55,102
Total current liabilities	20,956	38,133	10,343	20,658	3,050	165,489
Bridge financing, related party	-	-	-	-	775,730	775,730
Operational notes, related party	6,400	17,400	-	-	-	124,200
Total liabilities	27,356	55,533	10,343	20,658	778,780	1,065,419
Members’ equity
Members’ capital	977,370	961,873	1,336,329	872,820	125,370	11,288,400
Accumulated deficit	(119,865)	(145,308)	(119,569)	(120,339)	(263,645)	(1,622,467)
Total members’ equity	857,505	816,566	1,216,759	752,480	(138,276)	9,665,933
Total liabilities and members’ equity	$884,861	$872,098	$1,227,103	$773,139	$640,504	$10,731,352

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
Rental income	$33,610	$54,284	$47,407	$37,283	$46,941	$43,911	$52,540

Operating expenses
Depreciation	31,601	22,134	44,137	18,862	30,097	14,349	25,114
Insurance	2,001	2,328	2,264	6,670	1,803	5,787	1,453
Management fees	6,180	-	-	6,949	-	-	7,545
Management fees, related party	1,680	13,571	11,229	1,864	11,655	10,783	2,627
Repairs & maintenance	8,133	7,861	4,742	10,015	9,722	9,195	5,379
Property taxes	2,052	1,548	2,000	5,277	5,278	5,745	1,323
Other operating expenses	10,336	7,841	6,034	6,974	8,997	9,216	6,734
Total operating expenses	61,984	55,283	70,406	56,610	67,552	55,075	50,175

Income (loss) from operations	(28,374)	(999)	(22,999)	(19,328)	(20,611)	(11,164)	2,366

Other expenses
Interest expense	3,068	191	-	-	255	698	-
Total other expense	3,068	191	-	-	255	698	-

Net income (loss)	$(31,442)	$(1,190)	$(22,999)	$(19,328)	$(20,866)	$(11,861)	$2,366

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Rental income	$42,385	$37,979	$39,766	$54,067	$-	$490,172

Operating expenses
Depreciation	21,300	21,768	21,379	18,943	6,845	276,527
Insurance	6,539	5,975	2,146	3,903	1,057	41,926
Management fees	-	-	-	-	-	20,673
Management fees, related party	10,406	9,275	9,941	13,507	-	96,539
Repairs & maintenance	6,280	7,164	22,948	12,405	11,524	115,368
Property taxes	5,680	5,561	922	7,630	1,823	44,840
Other operating expenses	7,305	7,963	11,411	9,041	10,281	102,133
Total operating expenses	57,511	57,706	68,747	65,429	31,529	698,006

Income (loss) from operations	(15,126)	(19,727)	(28,981)	(11,361)	(31,529)	(207,834)

Other expenses
Interest expense	240	653	-	-	31,837	36,941
Total other expense	240	653	-	-	31,837	36,941

Net income (loss)	$(15,366)	$(20,380)	$(28,981)	$(11,361)	$(63,366)	$(244,775)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa
Rental income	$4,749	$47,700	$43,691	$34,490	$52,948	$41,107

Operating expenses
Depreciation	24,700	8,488	10,222	30,097	13,509	25,114
Insurance	1,841	1,637	9,304	3,870	12,659	1,251
Management fees	872	-	13,107	-	-	5,871
Management fees, related party	237	9,540	2,185	8,622	13,237	2,055
Repairs & maintenance	15,520	8,752	6,135	43,837	14,509	3,742
Property taxes	3,850	3,913	4,098	5,586	4,635	4,812
Other operating expenses	8,062	15,330	8,081	12,108	7,942	11,414
Total operating expenses	55,082	47,661	53,131	104,119	66,490	54,260
Income (loss) from operations	(50,333)	39	(9,440)	(69,629)	(13,543)	(13,153)

Other expenses
Interest expense	-	27,176	-	-	-	-
Total other expenses	-	27,176	-	-	-	-
Net loss	$(50,333)	$(27,137)	$(9,440)	$(69,629)	$(13,543)	$(13,153)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Rental income	$46,498	$43,556	$-	$48,819	$-	$363,557

Operating expenses
Depreciation	20,460	22,200	-	18,218	6,845	179,851
Insurance	13,646	13,588	472	4,479	1,078	63,825
Management fees	-	-	-	-	-	19,850
Management fees, related party	11,624	10,889	-	12,159	-	70,549
Repairs & maintenance	17,197	15,705	39,586	17,625	6,104	188,713
Property taxes	5,670	4,542	944	4,223	2,808	45,081
Other operating expenses	7,199	6,760	387	6,241	4,942	88,464
Total operating expenses	75,797	73,684	41,389	62,944	21,776	656,334
Income (loss) from operations	(29,299)	(30,128)	(41,389)	(14,125)	(21,776)	(292,777)

Other expenses
Interest expense	-	-	9,581	-	-	36,758
Total other expenses	-	-	9,581	-	-	36,758
Net loss	$(29,299)	$(30,128)	$(50,970)	$(14,125)	$(21,776)	$(329,534)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
Balance at January 1, 2025	$856,175	$810,022	$928,862	$791,561	$1,057,262	$764,007	$953,008
Issuance of membership units, net of offering costs	-	-	168,845	-	-	-	-
Distributions	(5,497)	(18,069)	(27,269)	(9,613)	(7,106)	(5,460)	(22,173)
Other changes in members’ equity	-	-	(209,359)	-	-	-	-
Net income (loss)	(31,442)	(1,190)	(22,999)	(19,328)	(20,866)	(11,861)	2,366
Balance at June 30, 2025	$819,237	$790,763	$838,079	$762,620	$1,029,290	$746,685	$933,200

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Balance at January 1, 2025	$857,505	$816,566	$1,216,759	$752,480	$(138,276)	9,665,933
Issuance of membership units, net of offering costs	-	-	-	-	-	168,845
Distributions	(6,724)	(5,498)	(26,900)	(5,032)	-	(139,341)
Other changes in members’ equity	-	-	-	-	-	(209,359)
Net income (loss)	(15,366)	(20,380)	(28,981)	(11,361)	(63,366)	(244,775)
Balance at June 30, 2025	$835,416	$790,688	$1,160,878	$736,087	$(201,641)	$9,241,302

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa
Balance at January 1, 2024	$953,109	$(90,406)	$875,740	$1,196,124	$852,398	$1,016,509
Redemption of membership units	(1,400)	-	(100)	-	-	(300)
Direct issuance costs	-	-	-	(3,219)	-	-
Contributions	-	-	171	-	-	-
Distributions	(10,124)	-	(13,967)	(26,719)	(18,129)	(20,859)
Net income (loss)	(50,333)	(27,137)	(9,440)	(69,629)	(13,543)	(13,153)
Balance at June 30, 2024	$891,251	$(117,543)	$852,404	$1,096,556	$820,727	$982,197

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Balance at January 1, 2024	$953,962	$910,696	$-	$822,460	$608,699	$8,099,290
Redemption of membership units	-	(400)	-	(400)	(500)	(3,100)
Direct issuance costs	-	-	-	-	-	(3,219)
Contributions	-	-	-	-	72,523	72,693
Distributions	(22,424)	(15,179)	-	(16,713)	-	(144,115)
Net income (loss)	(29,299)	(30,128)	(50,970)	(14,125)	(21,776)	(329,534)
Balance at June 30, 2024	$902,238	$864,988	$(50,970)	$791,222	$658,946	$8,180,342

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell
Cash flows from operating activities
Net loss	$(31,442)	$(1,190)	$(22,999)	$(19,328)	$(20,866)	$(11,861)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	31,601	22,134	44,137	18,862	30,097	14,349
(Increase) decrease in assets
Prepaid expenses	(786)	875	577	4,055	1,013	4,081
Other receivables	-	-	37,527	-	-	-
Due from (to) third party property managers	2,547	-	-	(12,290)	-	-
Increase (decrease) in liabilities
Accrued expenses	(1,538)	(3,662)	(6,494)	4,023	1,964	4,492
Due to (from) related parties, property manager	-	(2,309)	(2,234)	-	16,079	15,373
Due to (from) related parties	2,511	(25,634)	109,823	4,090	(28,162)	(19,523)
Net cash provided by (used in) operating activities	2,894	(9,786)	160,335	(588)	125	6,910

Cash flows from investing activities
Purchase of property improvements	-	-	(4,897)	-	-	-
Net cash provided used in investing activities	-	-	(4,897)	-	-	-

Cash flows from financing activities
Other changes in members’ equity	-	-	(209,359)	-	-	-
Net proceeds from the issuance of membership units	-	-	168,845	-	-	-
Proceeds from issuance of operational notes, related party	-	7,000	-	-	8,000	-
Distributions	(5,497)	(18,069)	(27,269)	(9,613)	(7,106)	(5,460)
Net cash provided by (used in) financing activities	(5,497)	(11,069)	(67,783)	(9,613)	894	(5,460)
Net change in cash	(2,603)	(20,855)	87,655	(10,202)	1,019	1,450
Cash at beginning of the period	2,772	28,561	43,050	20,638	3,858	4,704
Cash at end of the period	$168	7,706	130,705	$10,437	$4,877	$6,155

Cash paid for income taxes	$50	$156	$715	$-	$1,311	$1,494
Cash paid for interest expenses	$3,068	$191	$-	$-	$255	$698

Supplemental disclosure of non-cash investing and financing activities:
Other changes in members capital	$-	$-	$(209,359)	$-	$-	$-

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Cash flows from operating activities
Net loss	$2,366	$(15,366)	$(20,380)	$(28,981)	$(11,361)	$(63,366)	$(244,775)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	25,114	21,300	21,768	21,379	18,943	6,845	276,527
(Increase) decrease in assets
Prepaid expenses	969	4,372	4,322	944	2,666	704	23,792
Other receivables	-	-	-	-	-	-	37,527
Due from (to) third party property managers	484	-	-	-	(0)	-	(9,259)
Increase (decrease) in liabilities
Accrued expenses	(4,369)	4,027	3,856	(5,436)	(7,084)	32,052	21,831
Due to (from) related parties, property manager	-	(55)	17,002	470	(6,082)	8,445	46,690
Due to (from) related parties	5,039	(2,052)	(18,996)	3,159	5,998	35,548	71,801
Net cash provided by (used in) operating activities	29,602	12,226	7,572	(7,615)	3,080	20,228	224,983

Cash flows from investing activities
Purchase of property improvements	-	-	-	-	-	(55,086)	(59,984)
Net cash provided used in investing activities	-	-	-	-	-	(55,086)	(59,984)

Cash flows from financing activities
Other changes in members’ equity	-	-	-	-	-	-	(209,359)
Net proceeds from the issuance of membership units	-	-	-	-	-	-	168,845
Proceeds from issuance of operational notes, related party	-	-	-	-	-	-	15,000
Distributions	(22,173)	(6,724)	(5,498)	(26,900)	(5,032)	-	(139,341)
Net cash provided by (used in) financing activities	(22,173)	(6,724)	(5,498)	(26,900)	(5,032)	-	(164,855)
Net change in cash	7,429	5,502	2,074	(34,515)	(1,952)	(34,858)	144
Cash at beginning of the period	27,332	1,037	1,290	141,104	7,058	34,858	316,263
Cash at end of the period	$34,761	$6,539	$3,365	$106,589	$5,106	$-	$316,407

Cash paid for income taxes	$50	$1,482	$1,535	$-	$2,331	$702	$9,827
Cash paid for interest expenses	$-	$240	$653	$-	$-	$31,837	$36,941

Supplemental disclosure of non-cash investing and financing activities:
Other changes in members capital	$-	$-	$-	$-	$-	$-	$(209,359)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Alta	Beatbox	Coquina	Knoll	Pinkshell	Preciosa
Cash flows from operating activities
Net loss	$(50,333)	$(27,137)	$(9,440)	$(69,629)	$(13,543)	$(13,153)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	24,700	8,488	10,222	30,097	13,509	25,114
(Increase) decrease in assets
Prepaid expenses	-	-	-	(530)	-	-
Due from (to) third party property managers	-	-	(5,165)	-	-	(1,540)
Increase (decrease) in liabilities
Accrued expenses	11,593	27,071	12,616	15,311	22,265	12,695
Accounts payable	1,400	-	100	-	-	300
Due to (from) related parties	69,560	8,422	(16,732)	4,034	(26,925)	(22,181)
Net cash provided by (used in) operating activities	56,920	16,844	(8,400)	(20,718)	(4,694)	1,235

Cash flows from financing activities
Repayments of amounts due to related party	-	(32,637)	-	-	-	-
Redemption of membership units	(1,400)	-	(100)	-	-	(300)
Distributions	10,124	-	13,967	26,719	18,129	20,859
Net cash provided by (used in) financing activities	8,724	(32,637)	13,867	26,719	18,129	20,559
Net change in cash	65,644	(15,793)	5,466	6,001	13,435	21,795
Cash at beginning of the period	68,101	0	55,328	33,098	34,550	61,537
Cash at end of the period	$2,457	$15,793	$49,862	$27,096	$21,114	$39,742

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$27,176	$-	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$46,475	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$693,025	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$171	$-	$-	$-

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
Cash flows from operating activities
Net loss	$(29,299)	$(30,128)	$(50,970)	$(14,125)	$(21,776)	$(329,534)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	20,460	22,200	-	18,218	6,845	179,851
(Increase) decrease in assets
Prepaid expenses	(1,744)	(1,731)	-	(278)	-	(4,283)
Due from (to) third party property managers	-	-	-	-	-	(6,705)
Increase (decrease) in liabilities
Accrued expenses	19,328	19,719	11,945	12,505	7,323	172,370
Accounts payable	-	400	-	400	500	3,100
Due to (from) related parties	(1,457)	(2,391)	36,716	(10,275)	(106,935)	(68,165)
Net cash provided by (used in) operating activities	7,289	8,067	-	6,444	(114,043)	(51,057)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(32,637)
Redemption of membership units	-	(400)	-	(400)	(500)	(3,100)
Distributions	22,424	15,179	-	16,713	-	144,115
Net cash provided by (used in) financing activities	22,424	14,779	-	16,313	(500)	108,378
Net change in cash	29,713	22,847	-	22,757	(114,543)	57,321
Cash at beginning of the period	59,723	36,701	-	60,232	0	409,270
Cash at end of the period	$30,011	$13,855	$-	$37,475	$114,543	$351,949

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$9,581	$-	$-	$36,758
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$51,500	$-	$-	$97,975
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$978,500	$-	$-	$1,671,525
Deemed contribution from Manager	$-	$-	$-	$-	$72,523	$72,693

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR 2, LLC is a Delaware Series limited liability company formed on January 12, 2023 under the laws of Delaware. Arrived STR 2, LLC was formed to permit public investment in individual single family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Fund Manager, LLC (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived STR 2, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family short-term rental property, along with the date the Series was formed and the date that the Series’ LLC acquired the single family short-term rental as of June 30, 2025.

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Alta a series of Arrived STR 2, LLC (Alta)	Arrived NM Alta, LLC	4/4/2023	5/4/2023
Arrived Series Beatbox a series of Arrived STR 2, LLC (Beatbox)	Arrived AZ BeatBox, LLC	9/12/2023	10/4/2023
Arrived Series Byers a series of Arrived STR 2, LLC (Byers)	Arrived GA Byers, LLC	10/19/2022	11/10/2022
Arrived Series Coquina a series of Arrived STR 2, LLC (Coquina)	Arrived FL Coquina, LLC	4/28/2023	5/17/2023
Arrived Series Knoll a series of Arrived STR 2, LLC (Knoll)	Arrived NC Knoll, LLC	5/1/2023	5/18/2023
Arrived Series Pinkshell a series of Arrived STR 2, LLC (Pinkshell)	Arrived FL Pinkshell, LLC	2/16/2023	3/31/2023
Arrived Series Preciosa a series of Arrived STR 2, LLC (Preciosa)	Arrived AZ Preciosa, LLC	4/18/2023	5/11/2023
Arrived Series Sandbar a series of Arrived STR 2, LLC (Sandbar)	Arrived FL Sandbar, LLC	4/24/2023	5/30/2023
Arrived Series Seafoam a series of Arrived STR 2, LLC (Seafoam)	Arrived FL Seafoam, LLC	4/24/2023	5/30/2023
Arrived Series Solano a series of Arrived STR 2, LLC (Solano)	Arrived AZ Solano, LLC	5/7/2024	5/15/2024
Arrived Series Tiara a series of Arrived STR 2, LLC (Tiara)	Arrived SC Tiara, LLC	4/24/2023	5/10/2023
Arrived Series Vita a series of Arrived STR 2, LLC (Vita)	Arrived NC Vita, LLC	4/17/2023	5/3/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR 2, LLC and its Series listed in Note 1. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, each Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the mortgage payables and operational notes payable, related party approximate their fair values based on interest rates and terms currently available for similar instruments

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each Series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the Series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the Series property, the related furniture, fixtures and equipment and any setup costs for such Series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the Series on a monthly basis. Such property management fee will be reduced to eighteen (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by the Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the property management services provided by the affiliated property manager, each Series will be charged a property management fee equal to twenty percent (20%) of all rents as remitted to the Series on a monthly basis. The Series managed by Arrived Property Manager, LLC are listed in Note 7.

The property manager for each Series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Furniture, Fixture and Equipment

In addition to the Management Fee, each Series shall pay Property Manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). Each Series shall pay property manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge each Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to each Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to each Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, interest payable on the Series’ mortgages payable, and interest payable for the Series’ operational notes payable– related party.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company and Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, each Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, each Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company and Series did not record any impairment losses on long-lived assets for the period ended June 30, 2025 and 2024.

Operating Expenses

Each Series is responsible for the costs and expenses attributable to the activities of such Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s wholly-owned Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Series have elected and qualify to be taxed as a C corporation.

Each Series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level. At the Federal level the tax rate is 21%. At the state level income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective January 12, 2023 (date of inception) and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 12, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2025 and December 31, 2024.

June 30, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	(98,800)	$907,455
Beatbox	555,982	185,327	120,251	861,560	(63,897)	797,663
Byers	302,348	100,783	387,212	790,342	(78,852)	711,490
Coquina	562,219	187,406	86,400	836,025	(74,009)	762,016
Knoll	764,315	254,772	162,000	1,181,086	(112,286)	1,068,800
Pinkshell	623,172	207,724	30,184	861,080	(57,910)	803,171
Preciosa	656,558	218,853	131,761	1,007,171	(100,078)	907,093
Sandbar	630,914	210,305	98,292	939,511	(83,101)	856,409
Seafoam	615,680	205,227	105,741	926,647	(83,660)	842,987
Solano	773,310	257,500	73,183	1,103,993	(40,318)	1,063,676
Tiara	545,788	181,929	90,194	817,911	(73,717)	744,194
Vita	376,454	125,485	178,623	680,562	(27,378)	653,184
	$7,006,164	$2,335,118	$1,670,863	$11,012,144	$(894,007)	$10,118,138

December 31, 2024

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	(67,200)	$939,056
BeatBox	555,982	185,327	120,251	861,560	(41,763)	819,797
Byers	302,348	100,783	382,315	785,445	(34,715)	750,729
Coquina	562,219	187,406	86,400	836,025	(55,146)	780,879
Knoll	764,315	254,772	162,000	1,181,086	(82,190)	1,098,896
Pinkshell	623,172	207,724	30,184	861,080	(43,561)	817,520
Preciosa	656,558	218,853	131,761	1,007,171	(74,965)	932,207
Sandbar	630,914	210,305	98,292	939,511	(61,801)	877,709
Seafoam	615,680	205,227	105,741	926,647	(61,892)	864,755
Solano	773,310	257,500	73,183	1,103,993	(18,939)	1,085,054
Tiara	545,788	181,929	90,194	817,911	(54,774)	763,137
Vita	376,454	125,485	123,537	625,476	(20,534)	604,942
	$7,006,164	$2,335,118	$1,610,879	$10,952,161	$(617,480)	$10,334,681

Depreciation expense was $276,527 and $179,851, respectively, for the six months ended June 30, 2025 and 2024.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

On December 16, 2024, the Manager obtained bridge financing from Arrived Short Term Notes, LLC, a related party under common control, in the principal amount of $775,730. The proceeds from the loan were used to redeem all outstanding membership interests of Arrived Vita. The bridge financing is secured by the property owned by Arrived NC Vita, LLC, bears interest at a rate of 7.5% per annum, and is payable monthly on an interest-only basis. All accrued interest is due on the earlier of the maturity date or the repayment date. The bridge financing has a term of 18 months and may be prepaid at any time without penalty.

As of June 30, 2025, the bridge financing remained outstanding, interest expense was recognized by the Arrived NC Vita, LLC as of June 30, 2025 and December 31, 2024 was $31,837 and $0, respectively.

For comparative purposes, interest expense recognized for the six months ended June 30, 2024 was $36,758, which related to bridge financing previously obtained from a related party on behalf of Arrived AZ Beatbox, LLC and Arrived AZ Solano, LLC. Both of these bridge financings were fully repaid prior to December 31, 2024.

NOTE 6: OPERATIONAL NOTES, RELATED PARTY

As of June 30, 2025 and December 31, 2024, several Series obtained operational notes from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $139,200 and $124,200, respectively. These notes have a term of 18 months and bear interest at a rate of 6.5% to 7.5% per annum. The operational notes do not have any prepayment penalties. The proceeds were used for property improvements and other operating needs. Interest expense associated with these notes for the six months ended June 30, 2025 and 2024 was $5,103 and $0, respectively.

NOTE 7: MEMBERS’ EQUITY

During the six months ended June 30, 2024, each Series was managed by Arrived Holdings, Inc., a Delaware corporation. Effective January 2025, management responsibilities were transferred to Arrived Fund Manager, LLC, a Delaware limited liability company. Arrived Fund Manager, LLC is under common control with Arrived Holdings, Inc. and is therefore a related party.

Each Series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2025 and June 30, 2024, Arrived Series Byers completed a second closing of its public offering, issuing 17,055 membership interests and receiving net proceeds of $168,845. During the six months ended June 30, 2024, certain Series redeemed 310 membership interests for an aggregate amount of $3,100. Additionally, direct issuance costs associated with Arrived Series Knoll of $3,219 were recognized during the six months ended June 30, 2024.

Other changes in members equity

Effective July 1, 2024, Arrived Holdings, Inc., a related party under common control (see Note 8), transferred the Byers property to Arrived Series Byers, a series of STR 2, LLC (the “Arrived Series Byers”). At the transfer date, Byers had net liabilities of $209,359, which represented the net funding that Arrived Holdings, Inc. provided Byers from inception through June 30, 2024. The transfer of the $209,359 of net liabilities from Arrived Holdings, Inc. to Arrived Series Byers, resulted in Arrived Holdings, Inc. having a $209,359 inter-company liability due to Arrived Series Byers. Since Byers benefitted from Arrived Holdings, Inc.’s funding from inception through June 30, 2024, effective January 1, 2025, Arrived Series Byers determined that Arrived Holdings, Inc. did not have to settle the $209,359 liability and eliminated the inter-company receivable as a deemed distribution through equity.

Distributions

During the six months ended June 30, 2025 and 2024, distributions to investors were made by 11 and 8 Series, totaling $139,341 and $144,115, respectively, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2025 and 2024.

Series	June 30, 2025 Distributions	June 30, 2024 Distributions
Alta	$5,497	$10,124
Beatbox	18,069	-
Byers	27,269	-
Coquina	9,613	13,967
Knoll	7,106	26,719
Pinkshell	5,460	18,129
Preciosa	22,173	20,859
Sandbar	6,724	22,424
Seafoam	5,498	15,179
Solano	26,900	-
Tiara	5,032	16,713
Vita	-	-
	$139,341	$144,115

NOTE 8: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Fund Manager, LLC, is the managing member with common management of the Series.

Due from (to) Related Party

Each Series enters into various transactions with the Manager and its affiliates in the normal course of operating and financing activities. As of June 30, 2025 and December 31, 2024, certain Series had outstanding payables of $126,903 and $55,102, respectively, to the Manager. These advances are interest-free, do not have defined repayment terms, and are used to support the ongoing operations of the business.

Due from (to) Related Party Property Manager

As of June 30, 2025 and December 31, 2024, certain Series had aggregate payables of $58,220 and $0, respectively, to Arrived Property Manager, LLC, while other Series had aggregate receivables of $10,680 and $0, respectively.

Deemed Contributions

During the six months ended June 30, 2025 and 2024, certain Series received deemed contributions from the Manager amounting to $0 and $72,693, respectively, in exchange for forgiveness of amounts previously due to the Manager.

Additionally, as discussed in Note 7 – Members’ Equity, a deemed distribution was recognized in connection with the transfer of the Byers property from Arrived Holdings, Inc. to Arrived Series Byers. This transaction represented the forgiveness of an intercompany obligation and was accounted for as a non-cash deemed distribution through members’ equity.

Management Compensation

During the six months ended June 30, 2025 and 2024, total management fees charged by the Manager, including asset management fees and property management fees, were $96,539 and $70,549, respectively. The following table reflects details of the total fees paid by Series to the Manager during the six months ended June 30, 2025 and 2024:

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Property management fee, related party
Alta	$-	$-	$-	$1,680	$-
Beatbox	-	-	-	2,714	10,857
Byers	-	-	-	1,748	9,481
Coquina	-	-	-	1,864	-
Knoll	-	-	-	2,347	9,308
Pinkshell	-	-	-	2,241	8,542
Preciosa	-	-	-	2,627	-
Sandbar	-	-	-	2,129	8,277
Seafoam	-	-	-	1,899	7,376
Solano	-	-	-	1,988	7,953
Tiara	-	-	-	2,693	10,813
Vita	-	-	-	-	-
	$-	$-	$-	$23,931	$72,608

June 30, 2024

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Property management fee, related party
Alta	$-	$-	$-	$237	$-
Beatbox	-	-	-	-	9,540
Coquina	-	-	-	2,185	-
Knoll	-	-	3,219	1,724	6,898
Pinkshell	-	-	-	2,647	10,590
Preciosa	-	-	-	2,055	-
Sandbar	-	-	-	2,325	9,300
Seafoam	-	-	-	2,178	8,711
Solano	-	-	-	-	-
Tiara	-	-	-	2,395	9,764
Vita	-	-	-	-	-
	$-	$-	$3,219	$15,747	$54,802

NOTE 9: INCOME TAXES

The Company is organized as a limited liability company for legal purposes but has elected to be treated as a C corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal, state, and local income taxes.

For the six months ended June 30, 2025 and 2024, no provision for federal and state income taxes has been recorded. For Series that generated net income, prior year net operating loss carryforwards were utilized to reduce projected annual taxable income to zero. For Series with net losses, no income tax benefit has been recognized, as the Company has established a full valuation allowance against its net operating loss carryforwards.

In accordance with ASC 740, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2025 and December 31, 2024, the Company did not have any material temporary differences other than net operating losses, which were fully reserved. Accordingly, no net deferred tax assets or liabilities were recorded.

The Company may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed based on the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. For the six months ended June 30, 2025 and 2024, such state and local tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statements of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025 and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2023 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $61,854.

As of August 31, 2025, Arrived Series Vita, a series of Arrived Homes STR 2, LLC, listed the property located in Asheville, North Carolina for sale. The property continues to be classified as property and equipment, net as of the date of this filing. Management is unable to predict the timing or likelihood of a sale transaction, and no gain or loss has been recognized in the consolidated financial statements as of June 30, 2025.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR 2, LLC
2.2*	Limited Liability Company Agreement of Arrived STR 2, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR 2, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR 2, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2024, between Arrived STR 2, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated February 21, 2023, between Arrived STR 2, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
6.5*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.6*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.7*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series BeatBox property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Beatbox dated September 12, 2023 for Arrived Series BeatBox property
6.7.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series BeatBox Property
6.8*	Purchase and Sale Agreement dated April 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solano property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solano dated May 7, 2024 for Arrived Series Solano property
6.9*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Byers property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Byers dated November 2, 2022 for Arrived Series Byers property

*	Previously Filed

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR 2, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 29, 2025
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived STR 2, LLC

/s/ Sue Korn	Principal Financial and	September 29, 2025
Sue Korn	Accounting Officer of Arrived Holdings, Inc.
Principal Financial and Accounting Officer of Arrived STR 2, LLC

Arrived Fund Manager, LLC	Managing Member	September 29, 2025

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer